<PAGE 1>
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 F O R M  11-K



                ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                     For the Year Ended December 31, 1993


                           NATIONAL FUEL GAS COMPANY
                           TAX-DEFERRED SAVINGS PLAN

                           (Full title of the Plan)


                 10 Lafayette Square, Buffalo, New York 14203
                             (Address of the Plan)



                           NATIONAL FUEL GAS COMPANY
         (Name of issuer of the securities held pursuant to the Plan)




                30 Rockefeller Plaza, New York, New York  10112
                    (Address of principal executive office)
<PAGE 2>
                             REQUIRED INFORMATION



(1) Plan Financial statements and schedules prepared in accordance with financial reporting requirements of ERISA.

    See accompanying Index on page 3.

(2) Exhibits

                       Exhibit Number                  Description of Exhibit

                           (1)                         Consent of Independent
                                                        Accountants

<PAGE 3>
                           NATIONAL FUEL GAS COMPANY

                           TAX-DEFERRED SAVINGS PLAN

                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES






                                                            Page
                                                           Number

Report of Independent Accountants                            4

Financial Statements:

  Statement of Assets Available for Plan
  Benefits at December 31, 1993 with Comparative
  Totals at December 31, 1992                              5 - 6

  Statement of Changes in Assets Available
  for Plan Benefits for the Year Ended
  December 31, 1993 with Comparative Totals
  for the Year Ended December 31, 1992                     7 - 8

  Notes to Financial Statements                            9 - 12

Schedules:

  Schedule I - Assets Held for Investment
  at December 31, 1993                                      13

  Schedule II - Five Percent Reportable
  Items for the Year Ended December 31, 1993                14

Signatures                                                  15
<PAGE 4>





                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and
Administrative Committee of the
National Fuel Gas Company
Tax-Deferred Savings Plan

    In our opinion, the accompanying statement of assets available for plan benefits and the related statement of changes in assets available for plan benefits present fairly, in all material respects, the assets of the National Fuel Gas Company Tax-Deferred Savings Plan at December 31, 1993, and the changes in its assets for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

    We have previously audited, in accordance with generally accepted auditing standards, the statement of assets available for plan benefits as of December 31, 1992 and the related statement of changes in assets available for plan benefits for the year then ended (not presented herein) and in our report dated June 25, 1993 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed statement of assets available for plan benefits as of December 31, 1992 and the condensed statement of changes in assets available for plan benefits for the year ended December 31, 1992, when read in conjunction with the financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

    Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE
Buffalo, New York
June 27, 1994

<PAGE 5>
                                                    NATIONAL FUEL GAS COMPANY
                                                    TAX-DEFERRED SAVINGS PLAN
                                         STATEMENT OF ASSETS AVAILABLE FOR PLAN BENEFITS

                                AT DECEMBER 31, 1993 WITH COMPARATIVE TOTALS AT DECEMBER 31, 1992


                                                                                             Participant  Wage Reductions
                                                                                                     Vanguard  Funds

                                 Employer                    Vanguard    National Fuel                International
                               Contributions                Investment    Gas Company                    Equity
                               Common Stock       GIC        Contract    Common Stock      Index      Index Fund -
                                  Fund B          Fund        Trust         Fund A       Trust-500   Pacific Portfolio
           ASSETS
Investments at market (historical
 cost $17,313,292, and
 $12,273,119, respectively)       $3,724,056   $2,237,526   $1,639,279      $6,338,452   $3,949,224        $156,510

Receivables
  Employer Contributions              72,997            -            -               -            -               -
  Participant Wage Reductions              -            -       51,220         127,112      102,457           8,359
  Notes Receivable Participant
    Loans                                  -            -            -               -            -               -

     Assets Available for
        Plan Benefits             $3,797,053   $2,237,526   $1,690,499      $6,465,564   $4,051,681        $164,869



                                         See accompanying notes to financial statements.

<PAGE 6>








  International
      Equity          Money Market     Total      Participant  Total all Funds Combined
   Index Fund -      Reserves, Inc.  Bond Market      Loan            December 31,
European Portfolio       -Prime      Portfolio      Account        1993          1992


         $226,244         $585,113      $731,518    $       -   $19,587,922   $13,287,005


                -                -             -            -        72,997        55,166
           10,103           18,347        23,032            -       340,630       282,766

                -                -             -      397,132       397,132       126,852


         $236,347         $603,460      $754,550     $397,132   $20,398,681   $13,751,789






<PAGE 7>
                                                    NATIONAL FUEL GAS COMPANY
                                                    TAX-DEFERRED SAVINGS PLAN
                                    STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS

                FOR THE YEAR ENDED DECEMBER 31, 1993 WITH COMPARATIVE TOTALS FOR THE YEAR ENDED DECEMBER 31, 1992
                                                                                         Participant  Wage Reductions
                                                                                               Vanguard  Funds
                                  Employer                    Vanguard    National Fuel                International
                                Contributions                Investment    Gas Company                    Equity
                                Common Stock       GIC        Contract    Common Stock      Index      Index Fund -
                                   Fund B          Fund        Trust         Fund A       Trust-500   Pacific Portfolio

Investment Income from National
 Fuel Gas Company Common
 Stock Funds                         $146,678  $         -  $         -        $249,499  $         -     $         -

Interest Income                             -      182,937       74,552               -            -               -

Investment Income from Mutual
 Funds                                      -            -            -               -       94,767             579

     Total Investment Income          146,678      182,937       74,552         249,499       94,767             579

Net Appreciation in Fair Value
 of Investments                       390,313            -            -         657,712      214,424          16,624

Employer Matching Contributions       842,816            -            -               -            -               -

Participant Wage Reductions                 -            -      652,614       1,500,674    1,155,232          80,568

Payments to Participants or
 Beneficiaries                        (58,319)     (58,959)     (36,429)        (59,033)     (44,769)         (1,416)

Transfers (to)/from Associated
 Funds                                      -      (17,008)      29,427         (65,979)    (158,603)         15,611

Increase in Assets Available
 for Plan Benefits During
 the Year                           1,321,488      106,970      720,164       2,282,873    1,261,051         111,966

Assets Available for Plan
 Benefits:
   Beginning of Year                2,475,565    2,130,556      970,335       4,182,691    2,790,630          52,903

   End of Year                     $3,797,053   $2,237,526   $1,690,499      $6,465,564   $4,051,681        $164,869
                                         See accompanying notes to financial statements.
<PAGE 8>





  International
      Equity          Money Market     Total      Participant    Total all Funds Combined
   Index Fund -      Reserves, Inc.  Bond Market      Loan               December 31,
European Portfolio       -Prime      Portfolio      Account        1993          1992

          $     -         $      -      $      -     $      -    $  396,177   $   278,442

                -                -             -       18,353       275,842       225,336


            1,851           14,887        46,026            -       158,110       109,632

            1,851           14,887        46,026       18,353       830,129       613,410


           34,094                -         5,559            -     1,318,726       968,201

                -                -             -            -       842,816       661,607

          111,337          198,056       266,297            -     3,964,778     3,311,635


             (532)         (37,299)      (12,801)           -      (309,557)      (79,994)


           13,036          (16,941)      (51,470)     251,927             -             -



          159,786          158,703       253,611      270,280     6,646,892     5,474,859



           76,561          444,757       500,939      126,852    13,751,789     8,276,930

         $236,347         $603,460      $754,550     $397,132   $20,398,681   $13,751,789



<PAGE 9>
                          NATIONAL FUEL GAS COMPANY

                          TAX-DEFERRED SAVINGS PLAN

                        NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF PLAN

    General:

    The following description of the National Fuel Gas Company Tax-Deferred Savings Plan ("Plan") is provided for general information purposes, and is qualified in its entirety by reference to the Plan. The Plan was adopted April 10, 1989, effective as of July 1, 1989, and has been amended since that time. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974.

    Eligibility and Participation:

    Originally, the Plan was established for the benefit of employees of National Fuel Gas Company and its subsidiaries ("Company") who were subject to a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers ("IBEW"), Locals 2154, 2199 or 2199-J.
These employees became eligible to participate in the Plan on July 1, 1989 or, if later, after completing six full months of employment and attaining age 21. Employees subject to collective bargaining agreements between the Company and the IBEW Local 2279 and the International Brotherhood of Firemen and Oilers, Locals 22, 23, 25 and 251 also became eligible to participate in the Plan on August 1, 1990 or, if later, after completing six full months of employment and attaining age 21.

    Contributions:

    Plan participants may direct the Company to reduce their base pay by a specified full percentage of at least 2% and not more than 15%. The 15% limit is reduced by 1% for each percent of base pay contributed to the National Fuel Gas Company Employees' Thrift Plan ("Thrift Plan") by the employee for the same payroll period. These wage reductions are subject to certain Plan and Internal Revenue Code limitations, and the Company remits them to the Plan Trustee on the participants' behalf. In addition, the Company makes an employer matching contribution that ranges from 1% to 3.5% of the participants' base pay depending upon their years of service and rate of wage reduction contributions. However, these employer matching contributions are reduced by the Thrift Plan matching contributions for such participants for such payroll period.

    "Base pay" is defined in the Plan generally to mean a participant's basic compensation for a payroll period. An individual participant's wage reduction contributions to the Plan are subject to ceilings imposed by the Tax Reform Act of 1986. However, Company matching contributions are not subject to such ceilings. The ceiling was $8,994 for 1993 and will be $9,240 for 1994. The ceiling is scheduled to continue to increase in subsequent years, with increases in the cost of living.
<PAGE 10>
    Participants' accounts, including all wage reduction contributions, employer matching contributions, and the increments thereon, are at all times fully vested and nonforfeitable.

    Investment alternatives for wage reduction contributions:

    Participants may invest their wage reduction contributions in the common stock of National Fuel Gas Company ("National Stock Fund A"), the Vanguard Investment Contract Trust and/or in one or more of five mutual funds, in increments of 10%. A separate account is maintained for each participant showing his interest in each fund.

    The National Stock Fund A allows participants to invest their wage reduction contributions in a fund consisting primarily of National Fuel Gas Company common stock. This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends.

    The Vanguard Investment Contract Trust invests primarily in investment contracts issued by insurance companies, commercial banks, and other similar types of fixed principal investments.

    Five mutual funds are currently offered by The Vanguard Group of Investment Companies; the Vanguard Index Trust-500 Portfolio, which invests in publicly traded common stocks and attempts to duplicate the investment performance of the Standard & Poors 500 Composite Price Index; the Vanguard Money Market Reserves, Inc.-Prime Portfolio, which invests in money market instruments which mature in one year or less; the Vanguard Total Bond Market Portfolio, which invests in bonds and other "fixed-income" securities and seeks to duplicate the investment performance of the Lehman Brothers Aggregate Bond Index; the Vanguard International Equity Index Fund - Pacific Portfolio, which attempts to provide investment results paralleling those of the Morgan Stanley Capital International Pacific Index, a diversified index of common stocks of companies located in Japan, Australia, New Zealand, Hong Kong and Singapore; and the Vanguard International Equity Index Fund - European Portfolio, which attempts to provide investment results that correspond to the price and yield performance of European stocks, in the aggregate, as represented by the Morgan Stanley Capital International Europe (Free) Index.

    The guaranteed investment fund ("GIC Fund") currently consists of a continuing deposit guaranteed investment contract ("GIC") issued by Provident National Assurance Company ("Provident"), which has a term of August 1, 1991 through July 31, 1994 and provides an effective annual interest rate of 7.64%, and a GIC issued by Continental Assurance Company ("CNA"), which has a term of August 1, 1990 through August 1, 1994, and provides an effective annual interest rate of 9.42%. Participant salary reductions for participants selecting the GIC investment alternative were invested in the Provident 7.64% GIC through July, 1992. Since that time, participant salary reductions have been invested in the Vanguard Investment Contract Trust. The Provident and CNA contracts continue to earn interest even though they no longer accept contributions.
<PAGE 11>
    Participants may, in accordance with the rules and restrictions of the Plan, transfer existing balances among the available investment funds, reduce or increase the percentage of wage reduction elected, redirect their current wage reduction contributions into different investment funds, or suspend wage reduction contributions altogether.

    Employer Matching Contributions:

    Employer matching contributions are invested in a fund consisting primarily of the common stock of National Fuel Gas Company ("National Stock Fund B"). This fund also maintains a small cash position in Vanguard Money Market Reserves and may also include receivables and/or payables for unsettled security transactions and receivables for accrued dividends. A separate account is maintained for each participant showing his interest in this fund. Participants may not redirect their interests in this fund into any other fund.

    Withdrawals, loans and distributions:

    Plan participants (or their beneficiaries) may receive distributions from the Plan upon death, retirement, disability or other termination, in accordance with a qualified domestic relations order, or in the event of hardship, subject to the Plan's limitations and restrictions. Additionally, Plan participants may borrow from their accounts in accordance with various Plan rules. In certain cases, participants may postpone receipt of Plan distributions.

    Administration:

    National Fuel Gas Company is the Administrator of the Plan. A Tax-Deferred Savings Plan Committee appointed by National Fuel Gas Company's Board of Directors exercises National Fuel Gas Company's duties as Administrator. The assets of the Plan are held by the Trustee, Vanguard Fiduciary Trust Company ("Vanguard").

    National Fuel Gas Company has the right to terminate, amend, or modify the Plan at any time.

    The Plan is not required to be insured by the Pension Benefit Guaranty Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Basis of accounting and valuation:

    The accounts of the Plan are maintained on the accrual basis. National Stock Funds A and B are reported on a current value basis using the quoted market value of National Fuel Gas Company common stock and the value of the cash positions and receivables at the close of the Plan year. Mutual funds are reported on a current value basis, using quoted market values of the investments at the close of the Plan year. The guaranteed investment contracts in the GIC Fund are reported at contract value at the close of the Plan year. The investment contracts in the Vanguard Investment Contract Trust are carried at fair value, which approximates contract value, as determined by the Vanguard Investment Contract Trust's Investment Committee. National Fuel Gas Company stock distributed to participants is reflected at market.
<PAGE 12>
    Administrative expenses:

    Expenses related to administration of the Plan and Trust are borne by the Company. The Company paid Vanguard $64,917 for services in connection with the Plan and Trust for the year ended December 31, 1993. Brokerage commissions and similar costs of acquiring or selling securities that are incurred by a participant investment fund are borne by the participant.

    Reclassification:

    At December 31, 1993, certain prior year amounts have been reclassified to conform to current year presentation.

NOTE 3 - INCOME TAXES

    The Company intends to request a determination letter from the Internal Revenue Service indicating that the Plan qualifies under Section 401(a) and
Section 401(k) of the Internal Revenue Code of 1986, as amended. Accordingly, no provision for income taxes has been recorded.

NOTE 4 - PARTIES-IN-INTEREST

    For the Plan years ended December 31, 1993 and 1992, there were no known prohibited transactions with parties-in-interest as defined in ERISA Sections 406 and 407(a) and Internal Revenue Code Section 4975(c).
<PAGE 13>
                                                                    SCHEDULE I
                          NATIONAL FUEL GAS COMPANY
                          TAX-DEFERRED SAVINGS PLAN
                          ASSETS HELD FOR INVESTMENT
                             AT DECEMBER 31, 1993

                            Number of Shares                        Percentage
Name of Issuer and Title          or         Historical  Market     of Total
 of Issue                   Principal Amount    Cost      Value    Investments

National Fuel Gas Company
 Stock Funds (1)
    National Stock Fund A         518,271  $ 5,135,389  $ 6,338,452
    National Stock Fund B         304,502    2,960,858    3,724,056
                                  822,773    8,096,247   10,062,508      51.4%

Vanguard Mutual Funds (2)
  Index Trust-500 Portfolio        90,103    3,678,218    3,949,224
  International Equity Index
   Fund - Pacific Portfolio        15,450      144,253      156,510
  International Equity Index
   Fund - European Portfolio       19,044      196,026      226,244
  Money Market Reserves, Inc.
   -Prime Portfolio               585,113      585,113      585,113
  Total Bond Market Portfolio      72,715      736,630      731,518
                                  782,425    5,340,240    5,648,609      28.8%

Guaranteed Investment Contracts
  Continental Assurance
   Company GIC Policy,
   9.42%, due 8/01/94          $1,235,613    1,235,613    1,235,613
  Provident National Assurance
   Company GIC Policy, 7.64%,
   due 7/31/94                  1,001,913    1,001,913    1,001,913
                               $2,237,526    2,237,526    2,237,526      11.4%

Common/Collective Trust (3)
  Vanguard Investment
   Contract Trust               1,639,279    1,639,279    1,639,279       8.4%

    Total Investments                      $17,313,292  $19,587,922     100.0%

(1) Number of shares represents shares in the fund, not shares of National Fuel Gas Company common stock.

(2) The financial statements of the mutual funds have been filed with the Securities and Exchange Commission by the Vanguard Group of Investment Companies, investment companies registered under the Investment Company Act of 1940.

(3) The audited annual report for the Vanguard Investment Contract Trust has been filed with the Department of Labor by the Vanguard Fiduciary Trust Company. The entity's tax identification number is 23-695-3141.
<PAGE 14>
                                                                  SCHEDULE II

                             NATIONAL FUEL GAS COMPANY
                             TAX-DEFERRED SAVINGS PLAN
                           FIVE PERCENT REPORTABLE ITEMS
                        FOR THE YEAR ENDED DECEMBER 31, 1993

                  Number of  Number    Historical           Historical
                  Purchase   of Sell   Cost of              Cost of   Net
                  Trans-     Trans-    Assets     Proceeds  Assets  Historical
                  actions    actions   Purchased  on Sales  Sold      Gain

Description
Series
Transactions

National Fuel Gas
 Company Stock Funds:

 National Stock Funds
  A and B              59        69   $2,885,699  $365,423  $324,892  $40,531

Vanguard Index
 Trust - 500
 Portfolio             33        61    1,309,021   285,830   271,462   14,368

Vanguard Investment
 Contract Trust        49        42      814,562    94,055    94,055        -
<PAGE 15>
                                     SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                             NATIONAL FUEL GAS COMPANY
                                             TAX-DEFERRED SAVINGS PLAN
                                                  (Name of Plan)






                                             By  /s/Joseph P. Pawlowski
                                                 Joseph P. Pawlowski
                                                 Treasurer, Principal Accounting
                                                 Officer and Member of the
                                                 Tax-Deferred Savings Plan
                                                 Committee






Date:  June 29, 1994